--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 AMENDMENT NO. 1



                            Interpharm Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460588106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

         Joan P. Neuscheler                           Gloria M. Skigen
Tullis-Dickerson Capital Focus III, L.P.       Law Offices of Gloria M. Skigen
c/o Tullis-Dickerson Partners III, L.L.C.       Two Greenwich Plaza, 4th Fl.
     Two Greenwich Plaza, 4th Fl.                  Greenwich, CT 06830
       Greenwich, CT 06830                           (203) 861-1717
         (203) 629-8700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 7, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tullis-Dickerson Capital Focus III, L.P. IRS # 06-1621801
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tullis-Dickerson Partners III, L.L.C. IRS # 06-1621800
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joan P. Neuscheler
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James L.L. Tullis
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas P. Dickerson
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 7 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lyle A. Hohnke
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 8 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Timothy M. Buono
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Warrants; and
PERSON WITH
                        6,519,755 shares of Common Stock issuable upon
                        conversion of the Series B-1 Preferred Stock (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

                        6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          568,647 shares of Common Stock;

          2,281,914 shares of Common Stock issuable upon exercise of the Warrants; and

          6,519,755 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4.

                                  SCHEDULE 13D

The Schedule 13D filed on June 6, 2006 (the "SCHEDULE 13D") by Tullis-Dickerson Capital Focus III, L.P. ("CAPITAL FOCUS III"), Tullis-Dickerson Partners III, L.L.C. ("PARTNERS III"), Joan P. Neuscheler ("NEUSCHELER"), James L. L. Tullis ("TULLIS"), Thomas P. Dickerson ("DICKERSON"), Lyle A. Hohnke ("HOHNKE") and Timothy M. Buono ("BUONO" and together with Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson and Hohnke, the "REPORTING PERSONS") relating to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Interpharm Holdings, Inc. (the "ISSUER"), is hereby amended as set forth by this Amendment No. 1.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 7, 2007 the Issuer, Capital Focus III, Aisling Capital II, L.P. ("AISLING"), Rametra Holdings I, LLC ("RAMETRA HOLDINGS"), P&K Holdings, LLC ("P&K HOLDINGS"), Rajs Holdings I, LLC ("RAJS HOLDINGS"), Perry Sutaria, Raj Sutaria and Cameron Reid entered into a Consent and Waiver Agreement (the "CONSENT AND WAIVER AGREEMENT") in which Capital Focus III waived its rights arising out of the Issuer's default under the Series B-1 Certificate of Designations (as defined in the Schedule 13D) and Aisling waived its rights arising out of the Issuer's default under the Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock of the Issuer (the "SERIES C-1 COD"). As a condition for Capital Focus III and Aisling's waiver of their respective rights, Rametra Holdings, P&K Holdings, Rajs Holdings, Raj Sutaria and Perry Sutaria entered into the Irrevocable Proxy Agreement (as defined below). Pursuant to the Consent and Waiver Agreement, the Issuer will, subject to receiving the approval of its stockholders (which approval, pursuant to the terms of the Consent and Waiver Agreement, cannot be obtained earlier than January 18, 2008) for the issuance of the securities contemplated by the Consent and Waiver Agreement in accordance with applicable law and the rules and regulations of the American Stock Exchange (the "STOCKHOLDER APPROVAL"), (i) exchange the Series B-1 Preferred Stock (as defined in the Schedule 13D) held by Capital Focus III, and the Issuer's Series C-1 Preferred Stock, par value $0.01 (the "SERIES C-1 PREFERRED STOCK"), held by Aisling, for new shares of the Issuer's Series D-1 Convertible Preferred Stock, par value $0.01 (the "SERIES D-1 PREFERRED STOCK") which Series D-1 Preferred Stock shall be convertible into the Common Stock pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series D-1 Convertible Preferred Stock of the Issuer (the "SERIES D-1 COD"); and (ii) Capital Focus III will exchange the Warrant (as defined in the Schedule 13D) for a new warrant to purchase 2,281,914 shares of Common Stock at an exercise price of $0.95 per share (the "NEW TULLIS WARRANT") and Aisling will exchange those certain warrants to purchase 2,281,914 shares of common stock of the Issuer at an exercise price of $1.60 per share previously issued to Aisling (the "AISLING WARRANTS") for a new warrant to purchase 2,281,914 shares of Common Stock at an exercise price of $0.95 per share (the "NEW AISLING WARRANT", together with the New Tullis Warrant, the "NEW WARRANTS" and the New Warrants together with the Series D-1 Preferred Stock, the "NEW SECURITIES"). Capital Focus III and Aisling will receive 1.04125 shares of Series D-1 Preferred Stock for each exchanged share of their respective Series B-1 Preferred Stock and Series C-1 Preferred Stock. The New Securities will provide for an adjustment to the Series D-1 Preferred Stock conversion price and the New Warrant exercise price, as applicable, whereby, in the event that the Issuer issues or is deemed to have issued Common Stock at a price per share lower than the new then applicable preferred conversion price or warrant exercise price, as applicable (the "NEW SECURITIES ISSUANCE PRICE"), the then applicable preferred conversion price or warrant exercise price, as applicable, will be reduced to 90% of the New Securities Issuance Price.

The Series D-1 COD will have similar provisions to the Series B-1 Certificate of Designations including provisions providing that so long as Tullis holds at least 25% of the shares of the Series D-1 Preferred Stock issued to it, in addition to any other rights provided by law, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent of the holders of a majority of the outstanding shares of the Series D-1 Preferred Stock, voting together as a single class, the Issuer may not, among other things:

               issue any shares of Common Stock, stock appreciation rights, stock options or other equity securities to independent third parties in excess of 2% of the fully diluted number of shares of Common Stock on the initial closing date;

               pay dividends or make any other distribution on the capital stock of the Issuer other than (i) dividends on the Series D-1 Preferred Stock or (ii) the stated dividends on the shares of the Issuer's Series A-1 Convertible Preferred Stock;

               issue any Common Stock or any securities convertible into or exchangeable for Common Stock at a price per share of Common Stock less than the purchase price per share of the Series D-1 Preferred Stock; and

               issue any indebtedness that creates an obligation for the Issuer to repay in the aggregate more than $50 million in principal and interest.

The foregoing description of the Consent and Waiver Agreement, the Series D-1 COD and the New Warrants is a summary only and is qualified in its entirety by reference to the Consent and Waiver Agreement, Series D-1 COD and Form of New Warrant which are filed as Exhibits 6, 7 and 8 hereto, respectively, and incorporated herein by reference.

On November 7, 2007, Rametra Holdings, P&K Holdings and Rajs Holdings (collectively, the "LLCS") (for each of which Perry Sutaria is the sole manager), Raj Sutaria and Perry Sutaria (the "SUTARIAS"), entered into an Irrevocable Proxy Agreement, of which Capital Focus III and Aisling are third party beneficiaries (the "IRREVOCABLE PROXY AGREEMENT"), pursuant to which Perry Sutaria, Aisling and Capital Focus III shall appoint a committee (the "COMMITTEE") consisting of three members (the "COMMITTEE MEMBERS"). Each of Capital Focus III, Aisling and Perry Sutaria are permitted to designate one Committee Member to the Committee. The Committee, acting by a majority vote, shall function as the proxy with respect to all of the Shares of Common Stock held by Sutaria and the LLCs (the "PROXY SHARES") solely for the purpose of electing or removing members of the Board of Directors of the Issuer and voting on amendments, additions, deletions or modifications to the Issuer's by-laws (the "COMMITTEE MATTERS"). As a result of the majority voting requirement of the Committee, no individual Committee Member can direct the vote of the Shares subject to the Irrevocable Proxy Agreement or control such vote. The Irrevocable

Proxy Agreement can be terminated in certain circumstances as specified in the agreement. The foregoing description of the Irrevocable Proxy Agreement is a summary only and is qualified in its entirety by reference to the Irrevocable Proxy Agreement, which is filed as Exhibit 9 hereto and incorporated herein by reference.

By virtue of the Irrevocable Proxy Agreement, the Reporting Persons may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934, with the parties to the Irrevocable Proxy Agreement and may be deemed to have voting control over 76.4% of the shares of Common Stock. The percentages used in this Amendment No. 1 are calculated based upon 66,190,000 shares of Common Stock reported to be outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission on November 15, 2007. However, each of the Reporting Persons expressly disaffirm the existence of a group with other parties to the Irrevocable Proxy Agreement and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Sutarias and the LLCs. Neither the Reporting Persons nor any of the parties to the Irrevocable Proxy Agreement, individually have the power to control more than one Committee Member and therefore do not control the vote of the Committee with regard to the Committee Matters.

Upon information and belief, the other parties to the Irrevocable Proxy Agreement will be filing their own Schedule 13D separately, with respect to the Issuer. As of the date of this Amendment No. 1, upon information and belief, Aisling may be deemed to beneficially own 9.99% of the Common Stock including
(i) shares issuable upon exercise of warrants; (ii) shares issuable upon conversion of preferred stock; and (iii) shares of Common Stock (the preferred stock held by Aisling is subject to a 9.99% blocker pursuant to which a holder of the Series C-1 Preferred Stock does not have the right to vote the Series C-1 Preferred Stock or convert the Series C-1 Preferred Stock into Common Stock to the extent that such conversion or voting rights would result in beneficial ownership by such holder of more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or voting rights. As of the date of this Amendment No. 1, upon information and belief, Rametra Holdings, P&K Holdings, Rajs Holdings and Perry Sutaria, together referred to as the Sutaria Entities, may be deemed to beneficially own 53.9% of the Common Stock.

On November 14, 2007 the Issuer and Tullis, Aisling, the Sutaria Family Realty LLC and Cameron Reid (collectively, the "PURCHASERS") entered into a Securities Purchase Agreement (the "NOTE PURCHASE AGREEMENT") pursuant to which Issuer agreed to sell and the Purchasers agreed to purchase the Issuer's Secured 12% Notes due 2009 (the "NON-CONVERTIBLE NOTES"). Pursuant to the terms of the Note Purchase Agreement, the Issuer will, subject to receiving the approval of its stockholders (which approval, pursuant to the terms of the Note Purchase Agreement, cannot be obtained earlier than January 18, 2008) for the issuance of the Note Securities (as defined below) in accordance with applicable law and the rules and regulations of the American Stock Exchange (the "NOTE STOCKHOLDER APPROVAL"), exchange the Non-Convertible Notes of the Purchasers for (i) Secured Convertible 12% Notes due 2009 (the "CONVERTIBLE NOTES"), which notes shall be convertible into shares of Common Stock at a conversion price of $0.95 per share and (ii) warrants (the "NOTE WARRANTS") to purchase an aggregate of 1,842,103 shares of Common Stock at an exercise price of $0.95 per share. Under the Note Purchase Agreement, the Purchasers were granted the right to include the shares of Common Stock they would receive upon the conversion of the Convertible Notes or the exercise of the Note Warrants in any securities act registration statement filed by the Issuer, subject to certain exceptions. The foregoing description of the Note Purchase Agreement, the Non-Convertible Notes, the Convertible Notes and the Note Warrants is a summary only and is qualified in its entirety by reference to the Note Purchase Agreement, the Non-Convertible Note, the Convertible Notes and the Note Warrants which are filed as Exhibits 10, 11, 12 and 13 hereto, respectively, and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

Item 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

      (a) As of the date of this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 9,370,316 shares of Common Stock, including (i)
2,281,914 shares issuable upon exercise of the Warrants; (ii) 6,519,755 shares issuable upon conversion of the Series B-1 Preferred Stock; and (iii) 568,647 shares of Common Stock currently owned by Capital Focus III. The shares of
Common Stock that the Reporting Persons may be deemed to beneficially own represent 12.5% of the Common Stock. In the event the Issuer obtains the Stockholder Approval and the Note Stockholder Approval and, as a result, the Securities (as defined in the 13D) are exchanged for the New Securities and the Non-Convertible Notes are exchanged for the Convertible Notes and the Note Warrants (the "EXCHANGE EVENT"), each of the Reporting Persons may be deemed to beneficially own 14,561,088 shares of Common Stock including (i) 2,281,914 shares of Common Stock issuable to Capital Focus III upon exercise of the Amended and Restated Warrants; (ii) 10,526,316 shares of Common Stock issuable to Capital Focus III upon conversion of the Series D-1 Preferred Stock; (iii) 877,194 shares of Common Stock issuable to Capital Focus III upon conversion of the Convertible Notes; (iv) 307,017 shares of Common Stock issuable to Capital Focus III upon conversion of the Note Warrants; and (v) 568,647 shares of Common Stock currently owned by Capital Focus III. The 14,561,088 shares of Common Stock that the Reporting Persons may be deemed to beneficially own if the Exchange Event occurs represent 18.2% of the Common Stock. Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares of Common Stock held by Capital Focus III. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned except to the extent of their pecuniary interests therein. As discussed in Item 4, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, however, the Reporting Persons disclaim the creation of a group with the parties to the Irrevocable Proxy Agreement.

     (b) Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares. These individuals disclaim beneficial ownership of the shares of Common Stock beneficially owned by the above entities except to the extent of their pecuniary interests therein. The Reporting Persons disclaim their ability to direct the voting of Issuer shares, other than those held directly by the Reporting Persons, as a result of the Irrevocable Proxy Agreement as discussed in Item 4.

     (c) During the last sixty days there were no transactions in the Common Stock effected. The Reporting Persons disclaim their ability to direct the voting of the Common Stock as a result of the Irrevocable Proxy Agreement as discussed in Item 4.

     (d) The partners or members of Capital Focus III and Partners III have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in accordance with their respective ownership interests in their respective entities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4 above, on November 7, 2007, the Issuer, Capital Focus III, Aisling Rametra Holdings, P&K Holdings, Rajs Holdings, Raj Sutaria, Perry Sutaria and Cameron Reid entered into a Consent and Waiver Agreement, a copy of which is attached as Exhibit 6 hereto.

     As described in Item 4 above, if the Stockholder Approval is obtained, Capital Focus III will receive Series D-1 Preferred Stock, the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof are set forth in the Certificate of Designations, Preferences and Rights of Series D-1 Convertible Preferred Stock, a copy of which is attached as Exhibit 7 hereto.

     As described in Item 4 above, if the Stockholder Approval is obtained, Capital Focus III will exchange its Warrant for a New Warrant, the form of which is attached as Exhibit 8 hereto.

     As described in Item 4 above, on November 7, 2007, the Irrevocable Proxy was entered into by the LLCs, Raj Sutaria and Perry Sutaria, pursuant to which Perry Sutaria, Aisling and Capital Focus III shall appoint the Committee to direct the vote the Proxy Shares with respect to Committee Matters, a copy of which is attached as Exhibit 9 hereto.

     As described in Item 4 above, on November 14, 2007, the Issuer, Tullis and the other Purchasers entered into the Note Purchase Agreement, a copy of which is attached as Exhibit 10 hereto.

     As described in Item 4 above, pursuant to the Note Purchase Agreement, Capital Focus III purchased from the Issuer a Non-Convertible Note, the form of which is attached as Exhibit 11 hereto.

     As described in Item 4 above, if the Note Stockholder Approval is obtained, Capital Focus III will exchange its Non-Convertible Note for a Convertible Note and Note Warrant, the forms of which is attached are Exhibit 12 and Exhibit 13 hereto, respectively.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add of the following:

6. Consent and Waiver Agreement, dated November 7, 2007, by and among Interpharm Holdings, Inc, Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Perry Sutaria Rametra Holdings I, LLC, P&K Holdings, LLC, Rajs Holdings I, LLC, Raj Sutaria and Cameron Reid (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

7. Form of Certificate of Designations, Preferences and Rights of Series D-1 Convertible Preferred Stock (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

8. Form of New Warrant to Purchase Common Stock (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

9. Irrevocable Proxy Agreement, dated November 7, 2007, by and among Perry Sutaria, Raj Sutaria, Rametra Holdings I, LLC, P&K Holdings, LLC and Rajs Holdings I, LLC.

10. Securities Purchase Agreement, dated November 14, 2007 by and among Interpharm Holdings, Inc, Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, the Sutaria Family Realty LLC and Cameron Reid (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

11. Form of Non-Convertible Note (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

12. Form of Convertible Note (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

13. Form of Note Warrant (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 16, 2007                TULLIS-DICKERSON CAPITAL  FOCUS III, L.P.

                                 BY:      TULLIS-DICKERSON PARTNERS III, L.L.C.,
                                 ITS:     GENERAL PARTNER

                                 By:      /s/ Joan P. Neuscheler
                                          -----------------------------
                                          JOAN P. NEUSCHELER
                                          Principal

November 16, 2007                         TULLIS-DICKERSON PARTNERS III, L.L.C.

                                 By:      /S/ JOAN P. NEUSCHELER
                                          JOAN P. NEUSCHELER
                                          Principal


November 16, 2007                         /s/ Joan P. Neuscheler
                                          -----------------------------
                                          JOAN P. NEUSCHELER

November 16, 2007                         /s/ James L.L. Tullis
                                          -----------------------------
                                          JAMES L.L. TULLIS

November 16, 2007                         /s/ Thomas P. Dickerson
                                          -----------------------------
                                          THOMAS P. DICKERSON

November 16, 2007                         /s/ Lyle A. Hohnke
                                          -----------------------------
                                          LYLE A. HOHNKE

November 16, 2007                         /s/ Timothy M. Buono
                                          -----------------------------
                                          TIMOTHY M. BUONO

                                  EXHIBIT INDEX

The Exhibit Index of the Schedule 13D is hereby amended to add the following:

6. Consent and Waiver Agreement, dated November 7, 2007, by and among Interpharm Holdings, Inc, Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Perry Sutaria Rametra Holdings I, LLC, P&K Holdings, LLC, Rajs Holdings I, LLC, Raj Sutaria and Cameron Reid (incorporated by reference herein to the Issuer's 10-K filed November on 15, 2007).

7. Form of Certificate of Designations, Preferences and Rights of Series D-1 Convertible Preferred Stock (incorporated by reference herein to the Issuer's 10-K filed November on 15, 2007).

8. Form of New Warrant to Purchase Common Stock (incorporated by reference herein to the Issuer's 10-K filed November on 15, 2007).

9. Irrevocable Proxy Agreement, dated November 7, 2007, by and among Perry Sutaria, Raj Sutaria, Rametra Holdings I, LLC, P&K Holdings, LLC and Rajs Holdings I, LLC.

10. Securities Purchase Agreement, dated November 14, 2007 by and among Interpharm Holdings, Inc, Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, the Sutaria Family Realty LLC and Cameron Reid (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).

11. Form of Non-Convertible Note (incorporated by reference herein to the Issuer's 10-K filed November on 15, 2007).

12. Form of Convertible Note (incorporated by reference herein to the Issuer's 10-K filed November on 15, 2007).

13. Form of Note Warrant (incorporated by reference herein to the Issuer's 10-K filed on November 15, 2007).